September 26, 2024

Jeb Spencer
Chief Executive Officer
Southport Acquisition Corp
8 Bolling Place
Greenwich, CT 06830

       Re: Southport Acquisition Corp
           Preliminary Proxy Statement on Schedule 14A
           Filed September 19, 2024
           File No. 001-41150
Dear Jeb Spencer:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed September 19, 2024
General

1. We note that the Form 8-K filed on September 11, 2024, indicates that the company's securities were delisted from the NYSE in April 2024. We also note disclosure on page 32 of the preliminary proxy that indicates the company securities are still trading on the
       NYSE. Please update the disclosure in the preliminary proxy regarding the delisting and the material consequences to the company and shareholders.
 September 26, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ronald (Ron) E. Alper at 202-551-3329 or Pam Howell at 202-551-3357
with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   Matthew Guest